[Skadden, Arps, Slate, Meagher & Flom LLP]

October 14, 2008

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mr. Nicholas P. Panos

Dear Mr. Panos:

On behalf of NDS Group plc (“NDS” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) relating to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each filed by the Company on September 19, 2008. The responses are based on information provided to us by the Company, News Corporation and Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (the latter two entities together being the “Bidcos”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement and/or the Schedule 13E-3, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 2 to the Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (the “Revised Schedule 13E-3”), each as filed via EDGAR submission concurrently with this letter and dated October 14, 2008.

The Revised Proxy Statement and Revised Schedule 13E-3 contain responses of the Company to the Staff’s comments contained in the Comment Letter, as well as additional changes required to update the disclosure contained in the Proxy Statement and Schedule 13E-3. To facilitate the Staff’s review, we have also provided, on a supplemental basis, blacklines of the Revised Proxy Statement marked against the Proxy Statement and the Revised Schedule 13E-3 marked against the Schedule 13E-3.

Schedule 13E-3

General

1.

We note that current executive officers of NDS will remain officers after the proposed transactions and that 15 members of NDS’ current management have committed to invest in equity interests in NDS following the proposed transactions.

Please tell us what consideration was given to whether the executive officers of NDS are affiliates who should be filing persons. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. Please see Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of Exchange Act Release No. 17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the current filing persons, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

In response to the Staff’s comment, the Company respectfully submits to the Staff its position that the current executive officers of the Company and the members of Company management who have committed to invest in equity interests in the Company following the proposed going private transactions (collectively, the “Management Investors”) are not affiliates of the Company engaged in a going private transaction. Accordingly, it is our position that such persons should not be added as filing persons to the Schedule 13E-3.

We note that in order for a person to be a “filing person”, two separate but related determinations must be made: first, whether such person is an “affiliate” (as defined by Rule 13e-3) and, second, if the person is determined to be an affiliate, whether the “affiliate” should be deemed to be engaged, either directly or indirectly, in the going private transaction. We also note that the element of “control” that is fundamental to the concept of an “affiliate” has itself been defined as the ability, directly or indirectly, to direct or cause the direction of the management and policies of an issuer. Although in the past the Commission has in certain circumstances proposed a “bright line” test for determining affiliate status, those proposals were not adopted in recognition of the difficulty and undesirability of formulating a precise definition for what constitutes “control,” and the Commission has indicated that both “affiliate” status and the determination of whether an affiliate should be deemed to be engaged in a going private transaction necessarily turns on all relevant facts and circumstances of a particular transaction.

None of the Management Investors are Affiliates of Company

Fifteen Management Investors have committed to invest in equity interests in the Company following the proposed going private transaction, and it is the Company’s view that none of these individuals are affiliates of the Company (and for that reason alone should not incur a filing obligation under Rule 13e-3(d)). Of the fifteen individuals in question, only Dr. Abraham Peled is a current member of the Company’s Board of Directors (of which he is one of seven directors, including three directors affiliated with News Corporation) or is otherwise in a control relationship with the Company. While Dr. Peled serves as the Company’s Chairman and Chief Executive Officer, he does not “control” the Company. News Corporation, through its subsidiary NDS Holdco, Inc., beneficially owns all of the Company’s Series B ordinary shares, which are entitled to 10 votes per share. As a result of this ownership, News Corporation controls approximately 96% of the Company’s voting power and is able to control both the composition of the Company’s Board of Directors and the outcome of votes on nearly all matters submitted to a vote of the Company’s shareholders. Accordingly, it is the Company’s view that News Corporation, not Dr. Peled or any of the other Management Investors, that controls the direction of the management and policies of the Company. None of the other fourteen Management Investors serve on the Company’s Board of Directors or, in the view of the Company, otherwise control the Company.

In addition, the Management Investors do not have any ability to control the Company by virtue of their equity holdings. As disclosed in the Proxy Statement, Dr. Peled beneficially owns a mere 1.2% of the Company’s outstanding Series A ordinary shares. After giving effect to the exercise of options and the receipt of shares pursuant to the Company’s Long-Term Incentive Plan, and assuming the issuance and exercise of all such options, based on information currently available to the Company, the Management Investors would collectively own series A ordinary shares representing approximately 1.7% of the Company’s outstanding Series A ordinary shares. Additionally, under English law, a scheme of arrangement must be approved by the requisite majority of each relevant “class” of shareholders. For these purposes, shareholders will from part of the same class if it is reasonably considered that their rights and interests in the proposed scheme are not so dissimilar that they cannot meet and vote collectively. In light of the fact that it is proposed that the Management Investors will have an ongoing equity interest in the Company which is not being offered to other holders of Series A ordinary shares, there is a concern that they would be viewed by the Court as constituting a separate class from other holders of Series A ordinary shares for these purposes. Accordingly, it has been determined by the parties that none of the Management Investors will be permitted to vote at the Court Meeting along with the other holders of Series A ordinary shares for the purposes of approving the going private transaction, and the Management Investors have contractually agreed not to do so (but have agreed to be bound by the scheme in any event). Given this minimal equity ownership and the de minimis voting rights attached to this small number of Series A ordinary shares, it is the Company’s view that none of the Management Investors can be considered an affiliate of the Company by virtue of ownership of equity interests in the Company.

None of the Management Investors are Engaged in a Going Private Transaction

Even if the Staff disagrees with the Company’s conclusions and determines that any of the Management Investors are “affiliates” of the Company within the meaning of Rule 13e-3(a)(1), the Company respectfully submits to the Staff that such Management Investors are not engaged in the going private transaction.

As indicated in Section II.D.3 of the Commission’s Current Issues and Rulemaking Projects Outline (the “Outline”), important factors for assessing whether members of an issuer’s senior management are engaged in a going private transaction include whether such members of management hold a material amount of the surviving company’s equity securities and whether such members of management occupy seats on the board of directors of the surviving company or otherwise are in a position to control the company.

— Minor Ownership Stakes of Non-Voting Securities Following the Transaction

As disclosed in the Proxy Statement, the Management Investors have committed to invest in the Company’s Series B ordinary shares and in a newly created class of shares that are entitled to equity proceeds of the Company only if certain performance targets are achieved, which we refer to as “hurdle shares”. Additionally, following the proposed going private transaction, the Company will adopt an option plan for the benefit of the Company’s employees. These options will be issued to Company employees who are not Management Investors. The Company notes that none of the securities to be held by the Management Investors following the transaction (including the Series B ordinary shares to be held by the Management Investors) will be entitled to voting rights. Given the limited nature of this equity investment (as described below) in non-voting securities, it is the Company’s view that any Management Investor’s ownership stake is not material such that a Management Investor should be considered to be “engaged” in the going private transaction.

First, the Management Investors have committed to invest, in the aggregate, approximately $13,364,820 in exchange for an aggregate amount of 212,140 Series B ordinary shares. This aggregate investment represents a mere 0.7% of the Series B ordinary shares outstanding upon consummation of the going-private transaction.

Second, the Management Investors have committed to invest, in the aggregate, $5,250,001.50 in exchange for an aggregate amount of 2,182,556 hurdle shares. Only under two circumstances are the holders of Hurdle Shares entitled to a payment: (a) following a change of control event or a winding up of the Company, where the holders of the Series B ordinary shares have received their initial investment cost of $63 per Series B ordinary share plus a 13% per annum compounded return on such investment cost and the holders of the resulting shares under the Company options described below have received 3% (assuming all options are exercised) of the aggregate proceeds arising from the transaction; and (b) a payment by the Company of a dividend or distribution where the holders of Series B ordinary shares have received an amount equaling the 13% per annum compounded return accrued to the date of the divided or distribution on their $63 per share investment cost.

Given the limited nature of these equity holdings and the fact that the Management Investors will not be entitled to voting rights with respect to the securities to be held by them, it is the Company’s view that the equity interests to be acquired by any of the Management Investors are not material for purposes of determining whether that Management Investor has participated in the going private transaction.

— Lack of Control of the Company Following the Transaction

It is the Company’s view that none of the Management Investors will control the Company following consummation of the going private transaction. Of the fifteen Management Investors, only Dr. Peled will serve on the Board of Directors or otherwise be in a control relationship with the Company and none of the Management Investors will be on the board of directors of News Corporation, NDS Holdco or the Bidcos, in each case, following consummation of the going private transaction. The authority of each of the Management Investors will be subject to and defined by the Board of Directors of the Company following consummation of the going private transaction, which board will be controlled by News Corporation and the Bidcos. As described in the Proxy Statement, following the going private transaction, the Company’s Board of Directors will initially consist of Dr. Peled, three directors appointed by News Corporation and three directors appointed by the Bidcos. In practice, however, board approval will not be sufficient for the Company to undertake a variety of material actions. Rather, as described in the Proxy Statement, the stockholders agreement that will govern the Company following consummation of the going private transaction provides that these material actions, which we refer to as “Fundamental Actions”, require the prior approval of both News Corporation and the Bidcos. These Fundamental Actions include, among others: (1) amending any organizational documents of the Company or the stockholders agreement; (2) issuing, granting, selling or exchanging any Company securities; (3) repurchasing or redeeming Company securities or paying dividends; (4) acquiring or disposing of assets or businesses; (5) incurring or guaranteeing indebtedness; (6) approving the annual operating plan and budget; (7) entering into related party transactions; (8) commencing, settling, or dismissing certain suits, actions or claims; (9) modifying the terms of employment of the Chief Executive Officer; (10) entering into licensing arrangements or disposing of intellectual property; (11) making certain capital expenditures; and (12) modifying the Company’s accounting principles and practices. Given that the Board cannot direct the Company to take any of these material actions without the approval of News Corporation and the Bidcos, it is the Company’s view that News Corporation and the Bidcos will control the Company following the consummation of the going private transaction. Accordingly, because of the limitations described above, Dr. Peled cannot be deemed to be engaged in a going private transaction by virtue of his role on the Board of Directors following the going private transaction. None of the other fourteen Management Investors will serve on the Company’s Board of Directors or, in the view of the Company, otherwise control the Company following the consummation of the going private transaction.

In addition, the Management Investors do not have any ability to control the Company by virtue of their equity holdings following the consummation of the going private transaction. As disclosed in the Proxy Statement, none of the Class B ordinary shares to be held by management, the hurdle shares or the shares to be issued in respect of options will be entitled to vote on any matter to be considered by the Company’s stockholders.

The Company further respectfully notes to the Staff that the Management Investors were not actively involved in the pursuit of the transaction, nor were they actively involved in the negotiation thereof. As disclosed in the Proxy Statement under the heading “Background of the Proposed Transaction”, News Corporation undertook to find a transaction that would enable it to obtain a premium valuation for a portion of its holdings in the Company while eliminating certain adverse tax consequences to News Corporation that could result from certain actions by the Company. News Corporation identified funds advised by Permira Advisers LLP as its preferred partner in the proposed transaction and drove the conduct of the negotiations with funds advised by Permira Advisers LLP. Additionally, virtually all of the Management Investors committed to invest in the post-transaction equity interests of the Company only after the transaction documentation was fully negotiated and executed by the parties. The Management Investors were not the “driving force” behind the proposed transaction and only participated after News Corporation had begun the process of negotiating with funds advised by Permira Advisers LLP and their advisors.

As clearly stated in the Outline, the resolution of whether management is engaging in a going private transaction is a facts and circumstances analysis and, in a case where the Staff did find management to be engaged on both sides of the transaction, “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving corporation…”. Thus, based on the facts, circumstances and reasons outlined above and consistent with the Staff’s views in the Outline, the Company respectfully submits that the Management Investors are not affiliates engaged in the going private transaction and, consequently, are not required to file a Schedule 13E-3 in connection with this transaction. Accordingly, such individuals have not been added as filing persons to the Schedule 13E-3.

2.	Please tell us why NDS Holdco is not a filing person.

NDS Holdco, Inc. has been added as a filing person to the Revised Schedule 13E-3. The Company has revised the disclosure on page 1 of the Revised Schedule 13E-3 and page 118 of the Revised Proxy Statement in response to the Staff’s comment.

3.	News Corporation and NDS Holdco do not appear to have filed a Schedule 13D relating to the proposed transaction, despite holding their securities with the purpose or effect of changing or influencing control of NDS. Please provide your analysis regarding the obligation of these entities to file a Schedule 13D in connection with the proposed transaction. See Rule 13d-1(e)(1) of Regulation 13D.

The Company has been informed by News Corporation of its view that the above-listed entities are not required to file a Schedule 13D in connection with the proposed transaction because News Corporation is a “grandfathered” Schedule 13G filer, as described below.

Prior to the Company’s initial public offering of equity securities on November 22, 1999, News Corporation owned 100% of the equity interests in the Company. Upon the Company’s initial public offering, shares in the Company were sold to the public, and News Corporation retained an indirect interest in 42,001,000 of the Company’s Series B ordinary shares through NDS Holdco Inc., its wholly owned subsidiary. News Corporation has held these shares, which represent all of the Company’s outstanding Series B ordinary shares, since the Company’s initial public offering, which accords “grandfathered” Schedule 13G filings status on these holdings.

By their terms, Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13d-1(a) only apply to the acquisition of registered securities and not to the continued holding by a person of securities which become registered subsequent to the date such person acquired the securities. See Exchange Act Rel. No. 14830 (June 5, 1978); Exchange Act Rel. No. 15348 (November 22, 1978). Section 13(g) of the Exchange Act, however, does not condition reporting requirements on the acquisition of registered securities, but rather provides that any person who is directly or indirectly the beneficial owner of more than five percent of a class of registered securities must file a statement prescribed by the Commission. See Exchange Act Rel. No. 14293 (April 2, 1978). It is pursuant to this requirement of Section 13(g) (i.e., what is commonly known as a “grandfathered” Schedule 13G holding) that News Corporation is required to file a Schedule 13G with respect to its indirect investment in the Company. A grandfathered Schedule 13G holder is not required to change its Schedule 13G filing to a Schedule 13D filing when it changes intent (including adopting an intention to effect a change of control of the issuer) unless it increases its beneficial ownership by more than 2% of a class of securities within a twelve-month period. See, e.g., Manual of Publicly Available Telephone Interpretations, Section O, at Questions 1 and 3. News Corporation’s indirect ownership in NDS Series B ordinary shares has not increased or decreased since NDS’s initial public offering. Accordingly, News Corporation respectfully submits that no Schedule 13D filings are required in connection with the proposed transaction regardless of News Corporation’s intent.

Introduction, page 1

4.	The Bidcos state that they do not admit that they are affiliates of NDS within the meaning of Rule 13e-3. Given their determination to file the Schedule 13E-3, they may not disclaim their affiliate status with respect to NDS. Please revise.

The Company has revised the disclosure on page 1 of the Revised Schedule 13E-3 in response to the Staff’s comment.

Exhibit (c)(2)

5.	The Introductory Notice indicates the information contained in the Presentation is for use only by the Board. Please revise to remove the implication that security holders may not rely on the information. The discussion in the proxy statement under paragraph 14 on page A-46 is not explicit enough to address whether the Advisers have expressly given their written consent for the information to be used in another context.

In response to the Staff’s comment, the Company respectfully submits to the Staff its view that it is not appropriate to revise the introduction to the Presentation, because the Presentation has already been presented to the Independent Committee by News Corporation and Permira Advisers LLP and has been filed in the form so presented. The Company’s shareholders should be entitled to read the Presentation in its entirety, in the form presented to the Independent Committee and rely on the Presentation to the extent they deem appropriate in light of the content of the Presentation, including the content of the Introductory Notice.

Exhibit (c)(4)

6.	We note that information has been redacted from exhibit (c)(4) to your initial filing. Please file a complete version of the exhibit. Alternatively, you may submit a request for confidential treatment for the redacted material in accordance with Rule 24b-2 under the Exchange Act. If you chose to submit a confidential treatment request, revise the exhibit to include a statement that information has been omitted pursuant to a confidential treatment request and filed separately with the Commission. You must also revise the exhibit index to indicate that a portion of the exhibit has been omitted pursuant to the confidential treatment request. See Rule 24b-2(b) and Section II.D.5 of Staff Legal Bulletin No. 1.

As this comment relates to information included by the Bidcos, the Bidcos are responding separately to this comment by the letter to Mr. Panos from Fried, Frank, Harris, Shriver & Jacobson LLP dated the date hereof. Such letter is subject to a request for confidential treatment. Accordingly, the Company has revised the disclosure in Exhibit (c)(4) and in the exhibit index in the Revised Schedule 13E-3 in response to the Staff’s comment.

Preliminary Schedule 14A

General

7.	Please revise to indicate that the proxy statement and forms of proxy card are preliminary copies. See Rule 14a-6(e)(1) of Regulation 14A.

The Company has revised the disclosure on pages D-1, D-2, E-1 and E-2 of the Revised Proxy Statement in response to the Staff’s comment.

8.	NDS filed reports on Form 8-K on August 5, August 14 and August 20, 2008, in which NDS indicated that it was filing the form as soliciting material pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, but NDS did not include any of the disclosures required by Rule 14a-12(a)(1). Please advise. See Exchange Act Release No. 49424.A (August 4, 2004).

In response to the Staff’s comment, the Company respectfully submits that, with respect to the Form 8-Ks filed on August 5 and August 14, 2008, the information required pursuant to Rule 14a-12 was provided in a legend included in press releases attached as Exhibits to each of the Form 8-Ks and incorporated by reference therein. Accordingly, it is the Company’s view that this information was included in each of these Form 8-Ks. No such legend was included in the Form 8-K filed on August 20, 2008, and the information required by Rule 14a-12 is not otherwise set forth in this Form 8-K or its Exhibits. Accordingly, the Company will file a Form 8-K/A in respect of the August 20 Form 8-K including the required information.

Cautionary Statement Concerning Forward-Looking Information, page 23

9.	The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to going private transactions. Please revise to remove the reference to the Act.

The Company has revised the disclosure on page 23 of the Revised Proxy Statement in response to the Staff’s comment.

What will I receive in the scheme?, page 14

10.	Please elaborate on why you believe it is appropriate to deduct the cash balance of NDS from the actual trading price of the NDS ADSs when computing the premium represented by the current offer. We note that this increases the premium notably from that represented by the actual difference between the trading price and the offer price.

The Company has revised the disclosure on page 14 of the Revised Proxy Statement in response to the Staff’s comment.

What are the consequences of the Scheme to present members of management and the Board?, page 15

11.	Please revise your disclosure throughout to clarify the concept of “hurdle shares.”

The Company has revised the disclosure on pages 2, 15, 25 and 68 of the Revised Proxy Statement in response to the Staff’s comment.

Special Factors

Effects of Going Private Transaction on Interests in the Company’s Net Book Value and Net Earnings, page 26

12.	Please state the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of percentages, not merely dollar amounts. See Item 1013(d) of Regulation M-A and Instruction 3 to Item 1013.

The Company has revised the disclosure on page 26 of the Revised Proxy Statement in response to the Staff’s comment.

Background of the Proposed Transactions, page 27

13.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Where appropriate, please revise to summarize all the presentations or reports provided by the various investment banking firms you reference during the course of the meetings you have described, including preliminary analyses and reports. We note in particular the financial analyses presented by Citi to the Independent Committee on July 11 and July 24, 2008, and the presentation made by Morgan Stanley to NDS management and News Corporation on January 24, 2008. File all relevant written materials as exhibits to the Schedule 13E-3.

In response to the Staff’s comment, the Company has included a presentation by Citi to the Independent Committee on July 11 and discussion materials shared with Goldman Sachs and JPMorgan on July 24, 2008 as Exhibits (c)(9) and (c)(10), respectively, to the Revised Schedule 13E-3. The Company has revised the disclosure on pages 32 and 52 of the Revised Proxy Statement to include descriptions of these exhibits.

With respect to the presentation made on January 24, 2008 by Morgan Stanley to the Company’s management and News Corporation, the Company notes the Staff’s comment and has included this presentation as Exhibit (c)(6) to the Revised Schedule 13E-3. In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Proxy Statement to include a description of the presentation.

In response to the Staff’s comment, the Company further has included presentations by JPMorgan to News Corporation on May 27 and June 11, 2008 as Exhibits (c)(7) and (c)(8), respectively, to the Revised Schedule 13E-3. The Company has revised the disclosure on pages 29 and 30 of the Revised Proxy Statement to include descriptions of these presentations.

14.	Revise your disclosure throughout this section to describe the substance of the discussions or negotiations you are referring to.

The Company has revised the disclosure on pages 28, 29, 30, 31, 32, 33 and 34 of the Revised Proxy Statement in response to the Staff’s comment.

15.	Please identify the alternatives to the proposed transactions considered by News Corporation and NDS and state the reasons why they were rejected. In this regard, we note your statement on page 27 that the company and the board of directors are continuously engaged in the process of evaluating strategic alternatives and investment opportunities for the company. See Item 1013(b) of Regulation M-A.

The Company has revised the disclosure on pages 27 and 28 of the Revised Proxy Statement in response to the Staff’s comment.

16.	In your description of the Goldman Sachs presentation on June 5, 2008, please explain to your investors what a “public market valuation methodology” is, and disclose that the figures you present for these valuations are projections.

The Company has revised the disclosure on page 30 of the Revised Proxy Statement in response to the Staff’s comment.

17.	Please disclose the principal features of the preliminary outline of a possible proposal provided by Goldman Sachs to the Independent Committee on June 24, 2008.

The Company has revised the disclosure on page 31 of the Revised Proxy Statement in response to the Staff’s comment.

18.	Please disclose why, in the June 27, 2008 presentation, the presenters used cash-adjusted figures when determining the premium for the current deal, but do not appear to have used cash-adjusted figures for comparable transactions.

The Company has revised the disclosure on page 31 of the Revised Proxy Statement in response to the Staff’s comment.

19.	The Citi presentation materials filed as exhibit (c)(5) to your Schedule 13E-3 indicate that the Independent Committee communicated a bid of $65 per share to News Corporation and other filing persons; however, your proxy statement does not appear to refer to this counteroffer. Please advise.

The Company has revised the disclosure on pages 33 and 34 of the Revised Proxy Statement in response to the Staff’s comment.

20.	We note your disclosure on page 29 that the Independent Committee selected Citi to serve as its financial advisor. Please expand your disclosure here or in another appropriate place in the proxy statement to provide the information required by Items 1015(b)(2) and (3) of Regulation M-A regarding the method of selection and qualifications of Citi.

The Company has revised the disclosure on page 53 of the Revised Proxy Statement in response to the Staff’s comment.

21.	We note that the Independent Committee was advised by News Corporation not to explore other potential partners for a private equity transaction involving NDS. Please tell us, with a view to disclosure, why News Corporation would only consider a transaction with the funds advised by Permira Advisers LLP.

In response to the Staff’s comment, News Corporation has informed the Company that the funds advised by Permira Advisers LLP were News Corporation’s preferred partner in the proposed transaction for the reasons set forth below. In connection with the proposed transaction, News Corporation is retaining a significant equity interest in the Company (approximately 49% prior to dilution for shares issued to the Management Investors), which News Corporation views as an important strategic asset to its business. Because of the importance of this retained interest, News Corporation sought a partner that had significant experience in the television industry (especially pay television), that shared News Corporation’s views on the long-term strategy for the Company and whose investment would eliminate the adverse tax consequences imposed by News Corporation’s majority ownership of the Company’s shares. News Corporation was looking for an appropriate partner not only for purposes of this transaction, but also someone who could operate as a joint venture partner with News Corporation for many years following the consummation of the transaction. News Corporation determined that the funds advised by Permira Advisers LLP satisfy these criteria, and as a result, those funds are News Corporation’s preferred partner in the proposed transaction. The Company has revised the disclosure on page 29 of the Revised Proxy Statement in response to the Staff’s comment.

Reasons for the Independent Committee’s Recommendation; Factors Considered, page 33

22.	The Independent Committee is not a filing person on Schedule 13E-3. Revise to include a procedural and substantive fairness determination produced by NDS. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

The Company has revised the disclosure on page 35 of the Revised Proxy Statement in response to the Staff’s comment.

23.	NDS must provide the factors it considered in support of its fairness determination. See Item 1014(b) of Regulation M-A and related Instruction 2. NDS may rely upon the analyses and conclusions produced by another party to the extent it expressly adopts those analyses and conclusions and such analyses and conclusions are disclosed and satisfy the disclosure standards enunciated in Instruction 2 to Item 1014 of Regulation M-A. See Question and Answer 20 in Exchange Act Release No. 17719 (April 13, 1981).

The Company has revised the disclosure on page 35 of the Revised Proxy Statement in response to the Staff’s comment.

24.	You disclose as a positive factor the view of management that certain specific challenges facing the company are expected to adversely affect its financial results in future years. Please tell us, with a view to disclosure, what consideration the Independent Committee gave, as a negative factor, to any specific growth prospects which could be expected to positively affect financial results in future years.

The Company has revised the disclosure on page 37 of the Revised Proxy Statement in response to the Staff’s comment.

25.	You cite as a positive factor the information contained in the financial presentation of the financial advisor on August 12, 2008 in connection with the fairness opinion. Please elaborate on this in your disclosure or eliminate this as a positive factor.

The Company has revised the disclosure on page 35 of the Revised Proxy Statement in response to the Staff’s comment.

26.	In the second bullet point on page 34, you state the Independent Committee’s view that the consideration is fair in light of certain generic factors. Please disclose the basis for this belief. Please also disclose how the offered consideration affords “certainty of value” to the unaffiliated shareholders.

The Company has revised the disclosure on pages 35 and 36 of the Revised Proxy Statement in response to the Staff’s comment.

27.	In the third bullet point on page 34, you appear to be stating that the Independent Committee considered as a positive factor the refusal by your controlling affiliate and offeror to negotiate with any other party. Please explain.

The Company has revised the disclosure on pages 36 and 37 of the Revised Proxy Statement in response to the Staff’s comment.

28.	In the following bullet point, you appear to be stating as a positive factor that the controlling affiliate who is making the offer controls the affairs of the company to such an extent that this is reflected in a lower market price for your shares. Please explain how this is a positive factor indicating the fairness of the current transaction. Please also tell us whether the Independent Committee, in evaluating the fairness of the current offer, considered as a negative factor this “control discount” in the market price of your shares.

The Company has revised the disclosure on pages 37 and 38 of the Revised Proxy Statement in response to the Staff’s comment.

29.	Please delete the reference to arms-length negotiations appearing in the sixth bullet point on page 34. References to arms-length negotiations are inappropriate in a transaction that was negotiated with a related party.

The Company has revised the disclosure on page 36 of the Revised Proxy Statement in response to the Staff’s comment.

30.	You cite as a positive factor provisions in the implementation agreement which allow NDS to respond to unsolicited third party offers. Please explain how this is a positive factor, given News Corporation’s stated refusal to negotiate with any other party.

The Company has revised the disclosure on page 36 of the Revised Proxy Statement in response to the Staff’s comment.

31.	In the following bullet point, you state as a positive factor the fact that since the announcement of a merger with an affiliate who controls approximately 96% of the voting power of your ordinary shares, you have not received any unsolicited third party offers. Please explain how this is a positive factor, given the presumed reluctance of a third party to negotiate with the company in such circumstances.

The Company has revised the disclosure on page 38 of the Revised Proxy Statement in response to the Staff’s comment.

32.	You disclose as a positive factor the fact that the Scheme requires the sanction of the English High Court. Please briefly disclose what standard the English High Court applies when reviewing these transactions for fairness.

The Company has revised the disclosure on page 36 of the Revised Proxy Statement in response to the Staff’s comment.

33.	In the next to last bullet point in the list of positive factors, you disclose that the Independent Committee was aware of the conflicts of interest held by management and directors. Please explain how this is a positive factor, rather than merely a prerequisite for an objective fairness determination.

The Company has revised the disclosure on page 38 of the Revised Proxy Statement in response to the Staff’s comment.

34.	Please tell us, with a view to disclosure, what consideration the Independent Committee gave, if any, to the fact that the offer price of $63 per share exceeds the 52-week high share price by only 1.4%, and the offer consideration of $3,156 million exceeds the 52-week high implied fair value of $3,097 by only 1.9%. Please present this information in the context of any distortions of the share price that might be attributable to low liquidity.

The Company has revised the disclosure on page 38 of the Revised Proxy Statement in response to the Staff’s comment.

Position of News Corporation and NDS Holdco as to the Fairness of the Proposed Transactions, page 38

35.	Here and elsewhere in the document where you compare the offered consideration favorably to the net book value of a Class A ordinary share, please disclose the net book value of a Class A ordinary share.

The Company has revised the disclosure on pages 43 and 47 of the Revised Proxy Statement in response to the Staff’s comment.

Opinion of Citigroup Global Markets Limited, page 45

36.	We note that here and in other places in the proxy statement where you summarize documents, you include a statement that the summary “is qualified in its entirety by reference to the full text” of the document. Please delete all such qualifiers where they appear in the proxy statement. Investors are entitled to rely upon your disclosure.

The Company has revised the disclosure on pages 48, 79, 80, 83, 85, 93 and 105 of the Revised Proxy Statement in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 46

37.	Explain how Citi determined the weighted average costs of capital and perpetuity growth rates used in this analysis.

The Company has revised the disclosure on page 49 of the Revised Proxy Statement in response to the Staff’s comment.

Stock Trading History and Implied Premiums, page 47

38.	Please explain the conclusion that can be drawn, if any, from your implied premium analysis. In other words, disclose how investors can evaluate the degree of value these premiums reflect in the context of this type of transaction.

The Company has revised the disclosure on page 50 of the Revised Proxy Statement in response to the Staff’s comment.

Select Publicly Traded Companies Analysis, page 47

39.	Disclose the basis on which Citi determined that the four companies used in this analysis were comparable to NDS.

The Company has revised the disclosure on page 51 of the Revised Proxy Statement in response to the Staff’s comment.

40.	Disclose the results of Citi’s analysis, and compare these results to the values Citi determined for NDS, so investors can see where within the range of the calculated values the offered consideration falls.

The Company has revised the disclosure on page 51 of the Revised Proxy Statement in response to the Staff’s comment.

41.	Please disclose how Citi determined that there were no truly comparable companies to NDS.

The Company has revised the disclosure on page 51 of the Revised Proxy Statement in response to the Staff’s comment.

Research Analyst Price Targets, page 48

42.	Please disclose how Citi utilized the price targets in its fairness determination, given that all but one of the pre-initial offer targets are above the offered consideration.

The Company has revised the disclosure on page 52 of the Revised Proxy Statement in response to the Staff’s comment.

Leveraged Buyout Analysis, page 48

43.	Explain how Citi arrived at the exit multiples and internal rates of return used in the two analyses discussed in this section.

The Company has revised the disclosure on page 52 of the Revised Proxy Statement in response to the Staff’s comment.

Miscellaneous, page 49

44.	Please tell us, with a view to disclosure in the proxy statement, the factors NDS may consider in exercising its discretion to pay Citi up to an additional $1 million in compensation for the financial advisory services provided in connection with the proposed transactions, especially given that Citi appears to have substantially completed the services NDS engaged Citi to provide. If this fee is intended to be in the nature of success-based fee, please disclose this clearly.

The Company has revised the disclosure on page 53 of the Revised Proxy Statement in response to the Staff’s comment.

45.	We note your disclosure that Citi and its affiliates have in the past provided services to News Corporation and Permira Advisers LLP and investment holding entities owned by funds advised by Permira Advisers LLP. Please disclose the compensation received by Citi with respect to such relationships. See Item 1015(b)(4) of Regulation M-A.

The Company has revised the disclosure on page 53 of the Revised Proxy Statement in response to the Staff’s comment.

The Proposed Transactions

Financing

Debt Facilities, page 76

46.	Please briefly describe any plans or arrangements to finance or repay your debt financing arrangements, including the News Corporation Loan Note. See Item 1007(d)(2) of Regulation M-A.

The Company has revised the disclosure on pages 80 and 85 of the Revised Proxy Statement in response to the Staff’s comment.

Regulatory Matters, page 85

47.	Please disclose the status of the regulatory approvals you describe. See Item 14(b)(5) of Schedule 14.

The Company has revised the disclosure on page 89 of the Revised Proxy Statement in response to the Staff’s comment.

Selected Historical Financial and Operating Data, page 106

48.	We note your reference in the introductory paragraph to this section to historical consolidated financial data for the nine months ended March 31, 2007 and 2008. However, you do not appear to have provided any interim financial information in this section. Please advise.

The Company has revised the disclosure on page 110 of the Revised Proxy Statement in response to the Staff’s comment.

Information Concerning NDS, News Corporation, NDS Holdco and the Bidcos, page 107

49.	For each employer listed in the biographies appearing in this and the following sections, please disclose the principal business and address of the employer. See Item 1003(c)(1) and (2) of Regulation M-A.

The Company has revised the disclosure on pages 114 to 123 of the Revised Proxy Statement in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 109

50.	Disclose the natural persons with sole or shared voting and/or investment power over the shares disclosed in the table.

In response to the Staff’s comment, the Company respectfully submits that (1) News Corporation is a publicly traded corporation with its day-to-day operations managed by the board of directors set forth on pages 114 to 117 the Revised Proxy Statement and (2) the Bidcos are controlled by the natural persons set forth on pages 118 to 120. The

Company has no knowledge of the natural persons with sole or shared voting and/or investment power for the shares held by the remaining entities on the table set forth on page 113 of the Revised Proxy Statement.

Information Regarding Permira IV L.P.2, Permira Investments Limited and P4 Co-Investment L.P., page 116

51.	Please tell us where you have set forth the information concerning the executive officers and directors of Permira IV GP Limited, as you state you have done in the second paragraph of this section.

The directors of Permira IV GP Limited are the same as the directors of Permira IV Managers Limited. The details for the directors of Permira IV Managers Limited are set forth on pages 118 to 119 of the Revised Proxy Statement. The Company has revised the disclosure on pages 120 to 121 of the Revised Proxy Statement in response to the Staff’s comment.

Information Regarding Permira Holdings Limited, page 117

52.	Please disclose Mr. Gamucci’s material occupations or employment during the past five years, including the name, principal business and address of any corporation or other organization in which he carried on his occupation or employment. See Item 1003(c)(2) of Regulation M-A.

The Company has revised the disclosure on page 122 of the Revised Proxy Statement in response to the Staff’s comment.

Appendix A

53.	Please supplementally provide us with a list briefly identifying the contents of all schedules or similar supplements to the scheme document.

In response to the Staff’s comments, the Company notes that there are no schedules or similar supplements to the scheme document beyond those included in the scheme document itself and already filed as Exhibit A to the Proxy Statement.

*        *        *

The undersigned, on behalf of the News Corporation, NDS Holdco, Inc., NDS Group plc, Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (collectively, the “Filing Persons”) hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Please direct any questions concerning this letter to the undersigned at (212) 735-2535, Lou R. Kling at (212) 735-2770 or Howard L. Ellin at (212) 735-2438.

Regards,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:	Lawrence A. Jacobs, News Corporation

Greg Nardini, NDS Group plc

Paul Armstrong, Permira Advisers LLP

Matthew Layton, Clifford Chance LLP

Frederick S. Green, Weil, Gotshal & Manges LLP

Christopher Ewan, Fried, Frank Harris, Shriver & Jacobson LLP